82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

02034528

02 JUN -7 PM 1:31

NOTICE OF MEETING AND RECORD DATE

TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

SUPPL

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Pacific Topaz Resources Ltd. hereby gives notice that an Annual General Meeting of its Shareholders shall be held on May 31, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be April 22, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 28th day of March, 2002.

PACIFIC TOPAZ RESOURCES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
Director

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL P

dlw 6/4

PACIFIC TOPAZ RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of PACIFIC TOPAZ RESOURCES LTD. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501 - 905 *West Pender Street, Vancouver, British Columbia on May 31, 2002 at the hour of 11 o'clock in the forenoon* for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended November 30, 2001 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 26th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Marvin G. Palmer"
DR. MARVIN G. PALMER
President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

#501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Telephone: (604) 669-5819

02 JUN -4 AM 11:01

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 22, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON MAY 31, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Topaz Resources Ltd. (the "Company") for use at the Annual General Meeting of Members to be held on May 31, 2002 and at any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE COMPANY'S REGISTERED OFFICE AT #501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE

SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 22, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 7,481,413 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Dr. Marvin G. Palmer	1,354,761	18.11%
Raymond Roland	938,334	12.54%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number of positions on the Company's Board of Directors had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Dr. Marvin G. Palmer Kennewick, Washington President and Director	Eye Physician and Surgeon	April 5, 1990 *to date*	1,354,761
Neil Palmer Kennewick, Washington Secretary and Director	Optical Outlet Owner	November 20, 1990 to date	Nil
James Boyce North Vancouver, B.C. Director	Owner and Operator, Computer Technology Business	May 31, 1996 to date	711,110
John Rizzuti Victoria, B.C. Director	School Principal since July 1983	February 23, 1999 to date	88,889

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING-SECURITIES*
Raymond Roland Vancouver, B.C. Director	President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, Auterra Ventures Inc.; President, International Alliance Resources Inc.; Chief Financial Officer and Director of Ballad Ventures Ltd.	August 31, 1999 to date	938,334

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, except Dr. Marvin G. Palmer and Neil Palmer, who are ordinarily resident in the United States of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Dr. Marvin G. Palmer, James Boyce and Raymond Roland are the 3 Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Dr. Marvin G. Palmer became the President and Chief Executive Officer of the Company on April 5, 1990. The following table discloses annual salary and bonus compensation and long-term compensation received by Dr. Palmer (the "Named Executive Officer") during the financial years ending November 30, 1999, 2000 and 2001, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Dr. Marvin G. Palmer President and C.E.O.	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to Directors and key employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at November 30, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Dr. Marvin Palmer	Nil	N/A	10,000[1] (Exercisable)	$Nil (Exercisable)

[1] Subsequent to the financial year ended November 30, 2001, options outstanding to the Named Executive Officer to purchase 10,000 common shares of the Company's capital stock at a price of $0.43 per share expired without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended November 30, 2001 or the current financial year in view of compensating him in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at November 30, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	522,159[1] (Exercisable)	$Nil (Exercisable)

[1] During the financial year ended November 30, 2001, options to purchase 10,000 common shares of the Company's capital stock at a price of $0.43 per share expired following an optionee's resignation as a Director of the Company.

Subsequent to the financial year ended November 30, 2001, options outstanding to non-executive Directors to purchase 522,159 common shares of the Company's capital stock at a price of $0.43 per share expired without exercise.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd., whereby Selkirk Angler's Guide Service Ltd. is engaged to perform management services at a fee of $2,500 per month. Selkirk Angler's Guide Service Ltd. is at arm's length to the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended November 30, 2001 other than in the ordinary course of business or in circumstances where the indebtedness has been entirely repaid on or before the date of this Information Circular.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors. Otherwise *no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest*, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Related Party Transactions

During the financial year ended November 30, 2001, the Company did not enter into any transactions with Directors or former Directors of the Company or companies controlled by Directors or former Directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, as of the 26th day of April, 2002.

PACIFIC TOPAZ RESOURCES LTD.

"Marvin G. Palmer"
DR. MARVIN G. PALMER
Chief Executive Officer and Chief Financial Officer

82-1285

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

02 JUN -4 AM 11:31

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	February 28, 2002	02/04/29

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	Director	604-669-5819

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ray Roland"	RAYMOND ROLAND	02/04/29
"James Boyce"	JAMES BOYCE	02/04/29

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the three months ended February 28, 2002

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and Deferred exploration costs	Nugget Queen Claims	Bo Lake Claims	Total
Balance, November 30, 2001	$ 175,000	$ 163,510	$ 338,510
Deferred exploration costs			
Concession fee	-	-	-
Geological consulting	215	-	215
Assessment fees	5,040	-	5,040
Assay and lab work	-	-	-
	5,255	-	5,255
Balance, February 28, 2002	$ 180,255	$ 163,510	$ 343,765

2. Related party transactions:
– See Note 7 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
   - See Note 6 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
   - See Note 6 to the consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
   - See Note 6 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
   - See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
James Boyce, Director
Neil Palmer, Secretary and Director
John Rizzuti, Director
Raymond Roland, Director

Schedule C Management Discussion
- See attached

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz is a venture capital company with a mineral exploration business. Pacific Topaz is actively exploring for platinum group elements, including palladium, under a joint venture agreement with Buck Lake Ventures Ltd. on their Bo Lake property and also gold/silver on its Queen Nugget Gold/Silver claims. All of the Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of shares either by way of private placements or brokered financings to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $20,486 for the three months ended February 28, 2002 as compared to a loss of $27,484 for the comparative three months ending February 28, 2001. The decrease in expenses from the prior year was due mainly to decreases in general and administrative expenses.

RESOURCE PROPERTY INTERESTS

1. Bo Lake Platinum/Palladium Property

By a property option agreement dated October 19, 2000, the company acquired the right to earn up to 50% interest in 109 mineral claims from Buck Lake Ventures Ltd., the Bo Lake Property is located approximately 90 miles northwest of Thunder Bay, Ontario near the Lac des Isles platinum/palladium mines owned by North American Palladium.The option is effective up to October 19, 2003.

Pacific Topaz is continuing to explore the Bo Lake Property for platinum group elements and is focusing the majority of its efforts in this area.

2. Queen Nugget Gold/Silver Claims, British Columbia

Pacific Topaz holds an option agreement whereby it may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen-Nugget Gold/Silver Claims. The Queen-Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein gold deposits. Pacific Topaz continues to explore this property for gold/silver.

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

PACIFIC TOPAZ RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared By Management)

February 28, 2002 and 2001

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared By Management)

	February 28 2002	November 30 2001
ASSETS		
Current		
Cash and term deposit	$ 66	$ 10,783
Accounts receivable – Note 7	16,930	15,700
Prepaid expenses	125	125
	17,121	26,608
Capital assets – Note 3	19,286	20,849
Resource properties – Notes 4 and 7	343,765	338,510
	$ 380,172	$ 385,967
LIABILITIES		
Current		
Accounts payable – Note 7	$ 269,737	$ 255,666
Due to a director	5,506	5,506
Note payable – Note 5	43,805	43,185
	319,048	304,357
Long-term debt – Note 4	175,000	175,000
	494,048	479,357
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Note 6	3,357,311	3,357,311
Deficit	(3,471,187)	(3,450,701)
	(113,876)	(93,390)
	$ 380,172	$ 385,967

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland" ____________, Director *"James Boyce"* ____________, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended February 28, 2002 and 2001
(Unaudited – Prepared By Management)

	2002	2001
General and Administrative Expenses		
Amortization	$ 1,563	$ 1,508
Automobile	932	-
Bank charges and interest	1,066	2,556
Filing fees	-	550
Management fees	7,500	7,500
Office and miscellaneous	267	777
Professional fees	3,750	9,447
Rent	4,500	4,500
Transfer agent fees	506	517
Travel and promotion	402	969
Loss before other items	20,486	28,324
Other items:		
Interest income	-	(840)
Net loss for the period	20,486	27,484
Deficit, beginning of the period	3,450,701	3,195,918
Deficit, end of the period	$ 3,471,187	$ 3,223,402
Basic and diluted loss per share	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended February 28, 2002 and 2001
(Unaudited – Prepared By Management)

	2002	2001
Operating Activities		
Net loss for the year	$ (20,486)	$ (27,484)
Add items not affecting cash:		
Amortization	1,563	1,508
	(18,923)	(25,976)
Changes in non-cash working capital balances related to operations:		
Accounts receivable	(1,230)	4,191
Prepaid expenses	-	(1,250)
Accounts payable	14,071	(92,960)
Note payable	620	-
	(5,462)	(115,995)
Investing Activities		
Increase in resource properties	(5,255)	(27,662)
	(5,255)	(27,662)
Decrease in cash during the period	(10,717)	(143,657)
Cash, beginning of the period	10,783	198,149
Cash and term deposit, end of the period	$ 66	$ 54,492
Cash and term deposit consists of:		
Cash	$ 66	$ 34,492
Term deposit	-	20,000
	$ 66	$ 54,492

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2002 and 2001
(Unaudited – Prepared By Management)

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $301,927 as at February 28, 2002. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Interim Financial Statements

The interim financial statements of the company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of interim financial statements for the period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These interim consolidated financial statements include the accounts of the company and its wholly-owned inactive subsidiaries, Ballad Investments Ltd. and 603487 B.C. Ltd. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties are evaluated each period to determine if a write-down is required or are written-off in the year of abandonment.

(d) Deferred Exploration Costs

The company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration costs relative to non-productive resource properties are evaluated each year to determine if a write-down is required or are written off in the year of abandonment. Otherwise, the exploration costs are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

(e) Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

It is suggested that these Interim Financial Statements be read in conjunction with the Company's annual November 30, 2001 audited financial statements.

Note 3 Capital Assets

	February 28, 2002			February 28 2001
	Cost	Accumulated Amortization	Net	Net
Automobile	$ 34,167	$ 15,362	$ 18,805	$ 27,591
Computer equipment	1,247	766	481	687
	$ 35,414	$ 16,128	$ 19,286	$ 28,278

Note 4 Resource Properties

	Acquisition Consideration	February 28, 2002	2001
Acquisition Costs			
Nugget Queen claim group	Cash	$ 175,000	$ 207,500
	Shares	-	54,000
Bo Lake claim group	Cash	25,000	-
	Shares	40,000	-
Other claims	Cash	-	2
		240,000	261,502
Deferred Exploration Costs			
Bo Lake claims group		98,510	80,224
Nugget Queen claim group		5,255	23,280
		103,765	103,504
		$ 343,765	$ 365,006

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 paid to November 30, 2000; and
ii) $175,000 by May 1, 2004 (disclosed as long-term debt).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. The option expires October 19, 2003. The company is required to pay the following consideration:

i) Common shares

Issuance of 100,000 common shares of the company valued at $40,000.

ii) Cash

Payment of $140,000 to the vendor as follows:

i) $20,000 on or before April 26, 2001 (paid);
ii) $30,000 on or before April 26, 2002 (paid $5,000);
iii) $40,000 on or before April 26, 2003; and
iv) $50,000 on or before April 26, 2004 by way of cash or common shares of the company.

iii) Work Commitment

Incurring $500,000 in exploration expenditures as follows:

i) $100,000 of exploration expenditures by September 1, 2001;
ii) A cumulative total of $200,000 of exploration expenditures by September 1, 2002; and
iii) a cumulative total of $500,000 by September 1, 2003.

The work commitment deadlines may be extended for an additional two years by paying $35,000.

Note 4 Resource Properties – (cont'd)

Upon earning its interest in the Bo Lake Claim Group the company will form a joint venture with the optionor, with each party deemed to have an initial undivided 50% interest. This agreement is subject to a 3% net smelter return royalty.

Note 5 Note Payable

The note payable is unsecured, bears interest at prime plus 2% compounded quarterly and is payable on demand.

Note 6 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

		Number	$
Balance, November 1999		4,266,041	2,580,154
For cash:			
– pursuant to a private placement	– at $0.38	386,484	146,864
– pursuant to a private placement	– at $0.25	1,200,000	300,000
Finders fee		-	(20,000)
Share issue costs		-	(8,040)
– pursuant to a private placement	– at $0.225	1,155,555	260,000
– pursuant to the exercise of warrants	– at $0.175	333,333	58,333
Finders fee		40,000	-
Balance, November 30, 2000		7,381,413	3,317,311
For acquisition of resource property		100,000	40,000
Balance, November 30, 2001, and February 28, 2002		7,481,413	3,357,311

(c) Commitments

Share Purchase Warrants

At February 28, 2002, the company had 1,586,484 share purchase warrants outstanding entitling the holders thereof the right to purchase one additional common share for each warrant held as follows:

Number	Price	Expiry Date
1,200,000	$0.33	September 7, 2002
386,484	$0.50	May 1, 2003
1,586,484		

Note 6 Share Capital – (cont'd)

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of February 28, 2002 and 2001 and changes during the years ended on those dates is presented below:

	February 28, 2002		November 30, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	542,159	$0.43	542,159	$0.43
Granted	-	-	-	-
Outstanding and exercisable at end of period	542,159	$0.43	542,159	$0.43

At February 28, 2001, the company had 542,159 share purchase options outstanding entitling the holders thereof to acquire one common share for each option held at $0.43 until March 10, 2002.

(d) Escrow

At February 28, 2002, 87,499 common shares are held in escrow by the company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

At February 28, 2002, accounts receivable include $10,000 (2001: $58,333) due from a director and a company with a common director.

At February 28, 2002, accounts payable include $7,550 (2001: $11,175) owing to a director of the company or companies with a common director.

On October 19, 2000, the company entered into a property option agreement to acquire a 50% interest in the Bo Lake Claim Group, with a company with a common director.

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Fax: (604) 669-5886

April 30, 2002

Trading Symbol: PPZ
12g3-2(b): 82-1285

02 JUN -4 AM 11:15

NEWS RELEASE

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2002 have been filed. The Company incurred a net loss of $20,486 for the three months ended February 28, 2002 as compared to a loss of $27,484 for the comparative three months ending February 28, 2001. The decrease in expenses from the prior year was due mainly to decreases in general and administrative expenses.

PACIFIC TOPAZ RESOURCES LTD.

per: [signature]
Dr. Marvin Palmer, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-285

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 26, 2002

Item 3. **Press Release**

Press Release dated February 26, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it is not proceeding with an earlier announced private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it is not proceeding with the private placement of its securities to raise up to $300,000 announced on December 21, 2001.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of March, 2002.

Raymond Roland, Director

82-1285

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 30, 2002

Item 3. **Press Release**

Press Release dated April 30, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of interim financial statements and financial results for the first quarter.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2002 have been filed. The Issuer incurred a net loss of $20,486 for the three months ended February 28, 2002 as compared to a loss of $27,484 for the comparative three months ending February 28, 2001. The decrease in expenses from the prior year was due mainly to decreases in general and administrative expenses.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of May, 2002.

Raymond Roland, Director

82-1285

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF PACIFIC TOPAZ RESOURCES LTD. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON MAY 31, 2002.

The undersigned, a registered Member of the Company, hereby appoints Dr. Marvin G. Palmer, or failing him, Raymond Roland, both Directors of the Company, or instead of either of them ____________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on May 31, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

(a)	DR. MARVIN G. PALMER:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(b)	NEIL PALMER:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(c)	JAMES BOYCE:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(d)	JOHN RIZZUTI:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(e)	RAYMOND ROLAND:	FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Dr. Marvin G. Palmer or Raymond Roland, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this _____ day of _________________, 2002.

82-1285

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **PACIFIC TOPAZ RESOURCES LTD.**

The undersigned certifies that he/she is the owner of securities of Pacific Topaz Resources Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.